NetSol International, Inc.
24025 Park Sorrento, Suite 220
Calabasas, California 91302
(818) 222-9195

September 4, 2001

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549-0404

Re:	NetSol International, Inc. Registration Statement on Form S-3 (Registration No. 333-49832) FORM RW - APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

    Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), NetSol International, Inc., a Nevada corporation (the "Company"), hereby requests the Securities and Exchange Commission's consent to withdraw its Registration Statement on Form S-3 together with all exhibits thereto (Registration No. 333-49832, as amended) (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on November 13, 2000.

    In light of current market conditions, the Company has determined not to proceed at this time with the public offering contemplated by the Registration Statement. The Company hereby confirms that no securities have been sold pursuant to the Registration Statement and that all activity regarding the proposed public offering has been discontinued. Accordingly, the Company respectively requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account with the Commission for future use by the Company or pursuant to Rule 457(p) of Regulation C of the Act.

    Pursuant to Rule 477(c), the Company hereby advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Act.

    Please provide the Company with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The Company's facsimile number is (818) 222-9197.

    If you have any questions regarding this application for withdrawal, please contact the undersigned at (818) 222-9195 or Karen C. Goodin at Preston Gates & Ellis LLP at (949) 955-6359.

Very truly yours,
NetSol International, Inc.

By: /s/ Naeem. Ghauri Naeem Ghauri Chief Executive Officer